Exhibit 99.6

Wipro Limited

Highlights for the Quarter ended December 31, 2021

REVENUE

$2.64 Bn

Sequential Growth	QoQ Constant Currency	Operating Margin
2.3%	3.0%	17.6%

STRATEGIC MARKET UNITS MIX

28.2% AMERICAS 1 | 30.4% AMERICAS 2 | 29.7% EUROPE | 11.7% APMEA

SECTOR MIX

35.2%	17.7%	11.8%	11.7%	11.9%	6.7%	5.0%
Banking, Financial Services & Insurance	Consumer	Health	Energy, Natural Resources and Utilities	Technology	Manufacturing	Communication

GLOBAL BUSINESS LINES MIX

61.0% iDEAS
Integrated Digital, Engineering & Application Services

39.0% iCORE
Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services

OUTLOOK

For quarter ended March 31, 2022

Revenue from our IT Services business to be in the range of **$2,692 million to $2,745 million***. This translates to a sequential growth of **2.0% to 4.0%**.

* Outlook is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.13, AUD/USD at 0.73, USD/INR at 75.73 and CAD/USD at 0.79

CUSTOMER CONCENTRATION

TOP 1 3.2% | TOP 5 12.7% | TOP 10 20.2%

TOTAL HEADCOUNT	231,671
ATTRITION VOL – TTM	22.7%
GROSS UTILIZATION	75.6%
OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	56.3%

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Wipro Limited

Results for the Quarter ended December 31, 2021

A IT Services

	FY 21 – 22			FY 20 – 21				
	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
IT Services Revenues ($Mn) Note 1	**2,639.7**	2,580.0	2,414.5	**8,136.5**	2,152.4	2,070.8	1,992.4	1,921.0
Sequential Growth	**2.3%**	6.9%	12.2%	**-1.4%**	3.9%	3.9%	3.7%	-7.3%
Sequential Growth in Constant Currency Note 2	**3.0%**	8.1%	12.0%	**-2.3%**	3.0%	3.3%	2.0%	-7.5%
Operating Margin % Note 3	**17.6%**	17.8%	18.8%	**20.3%**	21.0%	21.7%	19.2%	19.1%
Strategic Market Units Mix								
Americas 1	**28.2%**	27.5%	27.6%	**29.4%**	29.2%	29.4%	29.7%	29.2%
Americas 2	**30.4%**	30.6%	30.5%	**29.7%**	29.3%	29.1%	30.1%	30.3%
Europe	**29.7%**	30.2%	30.2%	**27.3%**	28.4%	28.0%	26.1%	26.7%
APMEA	**11.7%**	11.7%	11.7%	**13.6%**	13.1%	13.5%	14.1%	13.8%
Sectors Mix								
Banking, Financial Services and Insurance	**35.2%**	34.8%	33.4%	**30.7%**	30.5%	30.5%	31.2%	30.7%
Consumer	**17.7%**	17.3%	17.3%	**16.4%**	17.0%	16.4%	16.2%	15.9%
Health	**11.8%**	11.7%	11.9%	**13.5%**	13.0%	13.9%	13.7%	13.5%
Energy, Natural Resources and Utilities	**11.7%**	12.3%	13.1%	**13.1%**	13.2%	13.1%	12.9%	13.2%
Technology	**11.9%**	12.2%	12.2%	**13.0%**	13.4%	12.6%	12.5%	13.5%
Manufacturing	**6.7%**	6.7%	7.0%	**8.1%**	7.9%	8.3%	8.2%	8.1%
Communications	**5.0%**	5.0%	5.1%	**5.2%**	5.0%	5.2%	5.3%	5.1%
Global Business Lines Mix								
iDEAS	**61.0%**	61.3%	60.1%	**57.4%**	56.8%	57.3%	57.6%	58.0%
iCORE	**39.0%**	38.7%	39.9%	**42.6%**	43.2%	42.7%	42.4%	42.0%
Guidance ($Mn)	2,631-2,683	2,535-2,583	2,324-2,367	—	2,102-2,143	2,022-2,062	—	—
Guidance restated based on actual currency realized ($Mn)	2,614-2,666	2,504-2,553	2,328-2,371	—	2,121- 2,162	2,034-2,074	—	—
Revenues performance against guidance ($Mn)	2,639.7	2,580.0	2,414.5	—	2,152.4	2,070.8	—	—

Note 1: The revenue from prior period has been restated due to change in revenue segment policy. For details, please refer the segment notes in IFRS financials

Note 2: Constant currency (CC) revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

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FY 21 – 22 FY 20 – 21 Q3 Q2 Q1 FY Q4 Q3 Q2 Q1 Customer size distribution (TTM) > $100Mn 17 15 13 11 11 10 11 13 > $75Mn 29 28 27 27 27 24 24 22 > $50Mn 47 44 42 40 40 38 39 39 > $20Mn 110 100 95 93 93 97 100 97 > $10Mn 189 182 176 167 167 168 166 163 > $5Mn 286 279 273 257 257 260 257 258 > $3Mn 399 390 361 349 349 341 342 348 > $1Mn 661 623 601 566 566 567 573 577 Revenue from Existing customers % 94.9% 95.1% 97.2% 98.0% 96.4% 97.4% 98.6% 99.7% Number of new customers 67 116 129 280 52 89 97 42 Total Number of active customers 1,315 1,284 1,229 1,120 1,120 1,136 1,089 1,004 Customer Concentration Top customer 3.2% 3.1% 3.1% 3.1% 3.1% 3.1% 3.2% 3.2% Top 5 12.7% 12.5% 12.1% 12.1% 12.2% 11.9% 12.0% 12.3% Top 10 20.2% 20.1% 19.8% 19.5% 19.5% 18.9% 19.6% 20.3% % of Revenue USD 60% 59% 58% 61% 60% 61% 62% 63% GBP 11% 12% 12% 10% 11% 10% 10% 10% EUR 10% 10% 10% 8% 8% 8% 8% 8% INR 5% 4% 4% 5% 5% 4% 5% 5% AUD 5% 5% 5% 5% 5% 5% 5% 5% CAD 3% 4% 4% 3% 3% 3% 2% 2% Others 6% 6% 7% 8% 8% 9% 8% 7% Closing Employee Count 231,671 221,365 209,890 197,712 197,712 190,308 185,243 181,804 Sales & Support Staff (IT Services) 17,595 17,051 16,689 15,368 15,368 14,838 14,806 14,567 Utilization (IT Services excl. DOP, Designit, Cellent, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco & Ampion) Gross Utilization 75.6% 78.1% 77.7% 75.7% 76.7% 74.8% 76.4% 75.0% Net Utilization (Excluding Trainees) 85.8% 89.2% 86.8% 85.9% 86.0% 86.3% 86.9% 84.5% Attrition Voluntary TTM (IT Services excl. DOP) 22.7% 20.5% 15.5% 12.1% 12.1% 11.0% 11.0% 13.0% DOP % — Post Training Quarterly 10.0% 8.7% 8.0% 6.3% 7.4% 7.0% 6.1% 4.4% Page 3 Public

B IT Services

(Excluding DOP, Designit, Cellent, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco & Ampion)

Revenue from FPP	63.2%	62.6%	63.1%	**62.0%**	63.0%	62.7%	60.4%	61.8%
Offshore Revenue — % of Services	56.3%	55.6%	54.0%	**52.6%**	54.5%	53.9%	51.9%	50.0%

C Growth Metrics

for the Quarter ended December 31, 2021 Note 2

	Q3'22 Reported QoQ%	Q3'22 Reported YoY%	Q3'22 CC QoQ%	Q3'22 CC YoY%
IT Services	2.3%	27.5%	3.0%	28.5%
Strategic Market Units				
Americas 1	5.1%	22.3%	5.2%	22.7%
Americas 2	1.6%	32.9%	1.7%	32.7%
Europe	0.4%	35.4%	2.3%	38.0%
APMEA	2.5%	10.8%	2.9%	12.5%
Sectors				
Banking, Financial Services and Insurance	3.5%	46.8%	4.1%	47.4%
Consumer	4.7%	37.0%	5.2%	37.9%
Health	3.7%	8.8%	3.8%	9.1%
Energy, Natural Resources and Utilities	-3.0%	14.2%	-2.2%	15.0%
Technology	0.0%	20.4%	0.9%	21.9%
Manufacturing	1.9%	3.2%	2.7%	4.9%
Communications	1.8%	22.8%	3.8%	26.5%
Global Business Lines				
iDEAS	2.0%	35.9%	2.7%	37.0%
iCORE	2.9%	16.2%	3.4%	17.1%

D Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A

Q3 FY21-22 (INR Mn)

Particulars	IT Services	IT Products	ISRE	Reconciling Items	Total
Cost of revenues	139,544	1,725	1,492	17	142,778
Selling and marketing expenses	13,920	30	36	2	13,988
General and administrative expenses	12,197	(84)	(39)	(38)	12,036
Total	**165,661**	**1,671**	**1,489**	**(19)**	**168,802**

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